Exhibit 99.1

MHG: QUARTERLY DIVIDEND

The Board of Marine Harvest ASA (OSE: MHG NYSE: MHG) has resolved to distribute a quarterly dividend of NOK 1.40 per share in the form of a repayment of paid-in capital.

Marine Harvest ASA's shares listed on the Oslo Stock Exchange (Oslo Børs) will be traded ex dividend from and including 6 November 2015 and the expected payment date is 11 November 2015.

Marine Harvest's American Depositary Shares (ADS) listed on the New York Stock Exchange will have a Record date on 9 November 2015 and the expected payment date is 18 November 2015.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.